October 2, 2013

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Wynn Resorts, Limited
Annual Report on Form 10-K for the fiscal year ended December 31, 2012
Filed March 1, 2013
File No. 0-50028

Dear Mr. Woody:

We are in receipt of the September 25, 2013 comment letter from you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K filed by Wynn Resorts, Limited (the “Company”) on March 1, 2013. The comment from the September 25, 2013 letter is set forth below, followed by our related response.

Form 10-K: for the Fiscal Year Ended December 31, 2012

Financial Statements

Consolidated Statements of Income, page 75

1.	We note your response to comment 2 and we are unable to agree with your position. Please confirm that you will remove dividends declared per common share from the face of your consolidated statements of income in future annual filings to comply with GAAP. Please note that presentation of dividends declared per common share would be appropriate in quarterly filings.

In future 10-K filings, the Company will remove the disclosure of dividends declared per common share from the face of the Consolidated Statements of Income.

Acknowledgement

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be pleased to discuss further any of the responses noted in this letter.

Sincerely,

/s/ Matt Maddox

Matt Maddox

Chief Financial Officer and Treasurer

cc:	Ronald O. Mueller
Gibson, Dunn & Crutcher LLP

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